UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SD
Specialized Disclosure Report

VISTEON CORPORATION
(Exact name of registrant as specified in its charter)

Delaware                 1-15827               38-3519512
(State or other jurisdiction of incorporation)      (Commission File Number)         (IRS Employer Identification No.)

One Village Center Drive, Van Buren Township, Michigan          48111
(Address of principal executive offices)                         (Zip Code)

Amanda Bishop 734-710-4868
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

  X   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.           Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01. Conflict Minerals Disclosure and Report.

Registrant has filed herewith a Conflict Minerals Report as Exhibit 1.01 hereto.

The information contained on Visteon’s website is not a part of this Form SD and is not deemed incorporated by reference into this Form SD or any other public filing made with the Securities and Exchange Commission.

Conflict Minerals Disclosure

Registrant’s Conflict Minerals Report is available on the following publicly available Internet website, https://www.visteon.com/company/governance/policies-and-compliance/default.aspx. The content of any website referred to in this Form SD or the related Conflict Minerals Report is not incorporated by reference in this Form SD or the related Conflict Minerals Report.

Item 1.02. Exhibit.

See “Item 1.01. Conflict Minerals Disclosure and Report” above.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01. Resource Extraction Issuer Disclosure and Report.

Not applicable.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits.

Exhibit No.        Description
1.01    Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VISTEON CORPORATION

By:  /s/ Brett Pynnonen                     Date: May 28, 2026
Brett D. Pynnonen
Senior Vice President and Chief Legal Officer